UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

5E Advanced Materials, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

33830Q109

(CUSIP Number)

January 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Bluescape Energy Partners IV GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,130,810(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,130,810(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,130,810
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 33,130,810 shares of Common Stock (as defined below) issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Convertible Notes (as defined below).
(2)

Calculated based on (i) 44,237,054 shares of Common Stock outstanding as of December 18, 2023, as reported in the Issuer’s Registration Statement on Form S-3, filed on December 20, 2023, (ii) 33,130,810 shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Convertible Notes beneficially owned by the Reporting Persons giving effect to the transactions described herein and (iii) 10,731,708 shares of Common Stock issued as of the date hereof to other third parties by the Issuer in the Private Placement (as defined below).

1.	Names of Reporting Persons BEP Special Situations IV LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,130,810(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,130,810(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,130,810(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 33,130,810 shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Convertible Notes.
(2)

Calculated based on (i) 44,237,054 shares of Common Stock outstanding as of December 18, 2023, as reported in the Issuer’s Registration Statement on Form S-3, filed on December 20, 2023, (ii) 33,130,810 shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Convertible Notes beneficially owned by the Reporting Persons giving effect to the transactions described herein and (iii) 10,731,708 shares of Common Stock issued as of the date hereof to other third parties by the Issuer in the Private Placement (as defined below).

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 8, 2023 (the “Original Schedule 13D”) relating to the shares of common stock, par value $0.01 per share (the “Common Stock”) of 5E Advanced Materials, Inc. (the “Issuer”) whose principal executive office is located at 9329 Mariposa Road, Suite 210, Hesperia, CA 92344. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

The Out of Court Restructuring closed (the “Closing”) on January 18, 2024 (the “Closing Date”). In connection with the Closing, BEP Special Situations IV LLC (“BEP SS IV”) (i) entered into the Amended and Restated Note Purchase Agreement with the Issuer, Ascend Global Investment Fund SPC for and on behalf of Strategic SP (“Ascend”) and the other parties thereto, which among other things, (A) amended the conversion rate of the Convertible Notes from 56.8182 shares to 650.4065 shares of Common Stock per $1,000 principal amount of Convertible Notes and thereby increased the number of shares of Common Stock into which the Convertible Notes are convertible; (B) amended the minimum cash covenant to reduce the minimum cash required to $7.5 million after June 28, 2024; (C) deleted the issuer conversion feature; (D) extended the maturity date by one year to August 15, 2028; and (E) increased the paid-in-kind (“PIK”) interest rate from six percent (6%) to ten percent (10%), and (ii) sold to third parties an aggregate of fifty percent (50%) of the then-outstanding aggregate principal amount of the Convertible Notes, plus any accrued and unpaid interest through and including the Closing Date, for an aggregate purchase price of $32,591,056.58, pursuant to the Debt Commitment Letter.

Item 5. Interest in Securities of the Issuer.

Items 5(a)–(c) are hereby amended and supplemented as follows:

(a), (b) As of the date of this Amendment No. 1, the Reporting Persons beneficially own an aggregate of 33,130,810 shares of Common Stock, which is comprised of 33,130,810 shares of Common Stock underlying the Convertible Notes beneficially owned by the Reporting Persons giving effect to the transactions described herein and assuming the Issuer pays all accrued interest on the Convertible Notes in kind until maturity. The Reporting Persons’ beneficial ownership represents approximately 37.6% of the outstanding shares of the Common Stock, based on 44,237,054 shares of Common Stock outstanding as of December 18, 2023, as reported in the Issuer’s Registration Statement on Form S-3, filed on December 20, 2023, as adjusted to include the shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Convertible Notes beneficially owned by the Reporting Persons giving effect to the transactions described herein and the shares of Common Stock issued by the Issuer as of the date hereof in a private placement of Common Stock of the Issuer in connection with the Closing (the “Private Placement”). The reported securities do not include an additional 10,731,708 shares of Common Stock acquirable upon exercise of the Option (including the placement fee paid in shares of Common Stock) expected to expire on January 29, 2024 in connection with the final closing of the Private Placement (the “Final Equity Closi ng”), which if exercised, would result in beneficial ownership of 41.0% if the Issuer issues the minimum $7.5 million of shares of Common Stock (plus an equity placement fee) in the Final Equity Closing, and beneficial ownership of 38.2% if the Issuer issues the maximum $15 million of shares of Common Stock (plus an equity placement fee) in the Final Equity Closing. The shares of Common Stock underlying the Option are not included in the securities reported herein.

(c) Except as otherwise set forth in Item 4 of this Amendment No. 1, none of the Reporting Persons has effected any transaction in Common Stock since the filing of the Original Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

In connection with the Closing, BEP SS IV, Ascend and the other parties thereto executed the Amended and Restated Note Purchase Agreement, as summarized in Item 4 of this Amendment No. 1.

Additionally, in connection with the Closing, BEP SS IV, the Issuer and the New Investors executed the Amended and Restated Investor and Registration Rights Agreement, pursuant to which BEP SS IV received customary registration rights and the right to designate a director to serve on the Issuer’s board of directors.

Item 7. Material to be Filed as Exhibits.

Exhibit 7. Amended and Restated Note Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 18, 2024)

Exhibit 8. Amended and Restated Investor and Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on January 18, 2024)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2024	BLUESCAPE ENERGY PARTNERS IV GP LLC

By: Bluescape Resources GP Holdings LLC
Its: Managing Member

	By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer

BEP SPECIAL SITUATIONS IV LLC

	By:	/s/ Jonathan Siegler
Name: Jonathan Siegler
Title: Managing Director and Chief Financial Officer